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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             --------------------

                                    FORM 8-A

          FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT
                         TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   Federal Agricultural Mortgage Corporation
             (Exact Name of Registrant as Specified in its Charter)

     Federally chartered instrumentality
      of the United States                                       52-1578738
   State or Other Jurisdiction of Incorporation                (IRS Employer
                                                             Identification No.)

919 18th Street, N.W., Suite 200, Washington,    D.C.              20006
(Address of Principal Executive Offices)                         (Zip Code)

    Securities to be registered pursuant to Section 12(b) of the Act:

            Title of each class                   Name of each exchang eon which
            to be so registered                   each class is to be registered

      Class A Voting Common Stock,                    New York Stock Exchange
            $1.00 Par Value

      Class C Non-Voting Common Stock,                New York Stock Exchange
            $1.00 Par Value

      If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A. (c) please check the following box. [ X ]

      If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to
General Instruction A. (d) please check the following box.  [       ]

      Securities Act registration statement file number to which this form relates:
Not Applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

                                      NONE


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Item 1.  Description of Registrant's Securities to be Registered

      The Registrant has three classes of common stock outstanding - Class A Voting Common Stock (the "Class A Stock"), Class B Voting Common Stock (the "Class B Stock," and, collectively with the Class A Stock, the "Voting Common Stock") and Class C Non-Voting Common Stock (the "Class C Stock," and, collectively with the Voting Common Stock, the "Common Stock"), $1.00 par value per share. The Registrant also is authorized to issue non-voting preferred stock. Only the Class A and Class C Stock are being registered hereby.

      The Farm Credit Act of 1971, as amended (the "Act"), which is the Registrant's governing instrument or charter, may only be amended by the U.S. Congress and not by the stockholders.

      Dividend Rights. The ratio of any dividends paid on each share of Class C Stock to each share of Voting Common Stock would be three-to-one. The three-to-one dividend ratio may be reduced only by the affirmative vote of the holders of two-thirds of the outstanding Class C Stock.

      Conversion, Sinking Fund and Redemption. The Common Stock is not convertible. There are no redemption or sinking fund provisions.

      Voting Rights and Classification of the Board of Directors. The holders of Voting Common Stock are each entitled to one vote per share at all meetings of stockholders, and also are entitled to cumulative voting at all elections of directors. Under cumulative voting, each stockholder is entitled to cast the number of votes equal to the number of shares of Voting Common Stock owned by that stockholder, multiplied by the number of directors to be elected. All of a stockholder's votes may be cast for a single candidate for director, or may be distributed among any number of candidates. Notwithstanding the source of appointment or election to the Registrant's Board of Directors, each director owes fiduciary duties to all stockholders.

      The Registrant's Board of Directors consists of 15 members: five of whom are appointed by the President of the United States; five of whom are elected by the holders of the Class A Stock; and five of whom are elected by the holders of the Class B Stock.

      Liquidation Rights. The ratio of any liquidation proceeds distributed on each share of Class C Stock to each share of Voting Common Stock shall be three-to-one. The three-to-one liquidation ratio may only be reduced by the affirmative vote of the holders of two-thirds of the outstanding Class C Stock.

      Pursuant  to the Act,  in the  event of any  liquidation,  dissolution  or winding up of the Registrant's business, the holders of any outstanding preferred stock would be paid in full at the par value thereof, plus all accrued dividends, before the holders of Common Stock would receive any payments. However, pursuant to the terms of the Common Stock, in any liquidation, dissolution or winding up of the Registrant, holders of the Common Stock would be entitled to receive all of the assets of the Registrant available for distribution to its shareholders remaining after payment in full of all amounts due on any preferred stock, subject to the preference for Class C Stock discussed above.
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      Preemption Rights.  No preemption rights are conferred upon the holders of the Common Stock.

      Liability to Assessments. There is no liability to further calls or to assessments by the Registrant.

      Restrictions on Alienability. By statute, Class A Stock may be held only by banks, insurance companies and other financial institutions or similar entities that are not institutions of the Farm Credit System.

      Class B Stock may be held only by institutions of the Farm Credit System.

      Transfer Agent. American Stock Transfer & Trust Company is the transfer agent and registrar for the Common Stock.

Item 2.   Exhibits

      All exhibits required by the Instructions to Item 2 have been, or will be, supplied to the New York Stock Exchange.


                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                     FEDERAL AGRICULTURAL MORTGAGE CORPORATION
                                                  (Registrant)



                                     By:
                                        Henry D. Edelman
                                        President and Chief Executive Officer


Date: April 22, 1999